Via Facsimile and U.S. Mail
Mail Stop 6010

September 18, 2008

Ms. Kim Cobleigh Drapkin
Chief Financial Officer
EPIX Pharmaceuticals, Inc.
33 Hayden Avenue
Lexington, MA   02421

Re: EPIX Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-21863

Dear Ms. Drapkin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief